[ANDERSONS LOGO]


                              THE ANDERSONS, INC.

                           _________________________

                                  PROSPECTUS
                           _________________________

                     $5,000,000 7.7 % Ten-Year Debentures
                     $5,000,000 7.0 % Five-Year Debentures

           SUBJECT TO A $1,000 MINIMUM PRINCIPAL AMOUNT REQUIREMENT

       Interest will be payable to the registered holder annually on each anniversary of the original issue date of a Debenture. Interest will begin to accrue at the original issue date of a Debenture, which is the first day of the month following the month in which payment for the Debenture is received by The Andersons, Inc. The Debenture may be redeemed in whole or in part, without premium, at any time upon payment of principal and accrued interest. No sinking fund will be provided for the Debentures which will be unsecured obligations of the Company. Except for the rate of interest and years to maturity, the terms and conditions of the Debentures are identical. See "Description of Debentures."

       The Debentures will not be listed on any national securities exchange. The Company does not expect an over-the-counter market to develop for the Debentures.

       Investors should carefully consider the factors set forth under the caption "Certain Risk Factors," beginning on page 5 hereof.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
     ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ____________________

                                 Underwriting
                  Price to        Discounts      Proceeds to Company(1)
                   Public     and Commissions     Maximum     Minimum
Per Debenture       100%            None             100%       None
Total           $10,000,000         None         $10,000,000    None
 ____________
(1) Before deduction of expenses payable by the Company, estimated at $29,030.

     The Debentures are offered on a continuous basis direct by the Company and no minimum principal amount of Debentures will be required for the offering to become effective. No commissions or remuneration will be paid for any selling activities hereunder. Subscriptions or inquiries should be directed to the principal administrative offices of The Andersons, Inc., as follows:

                              THE ANDERSONS, INC.
                              Assistant Treasurer
                             480 West Dussel Drive
                              Maumee, Ohio 43537
                                (419) 893-5050

                 The date of this Prospectus is May 4, 1998.

                               TABLE OF CONTENTS

Available Information                                              2
Incorporation of Certain Information by Reference                  3
Prospectus Summary                                                 4
Certain Risk Factors                                               5
Use of Proceeds                                                    8
Capitalization                                                     9
Description of Debentures                                          9
Plan of Distribution                                              11
Legal Matters                                                     11
Experts                                                           12

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company is required to file reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by the Company as well as the Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC at 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, like the company, that file electronically with the SEC (site address http://www.sec.gov).

     This Prospectus constitutes part of a registration statement on Form S-2 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the 1933 Act, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Debentures, reference is made to the Registration Statement. This Prospectus includes certain information incorporated by reference to the Company's current Annual Report on Form 10-K and Annual Report to Shareholders which will be delivered with each Prospectus. Potential investors should refer to such documents for a complete description of the Company's business, results of operations and financial condition, as well as other information highly relevant to an investment in the securities offered hereby. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the company with the Commission pursuant to the Exchange Act are incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the Year ended December 31, 1997 and (ii) the Company's Current Report on Form 8-K dated March 25, 1998.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537, Attention: Assistant Corporate Treasurer (Telephone Number
(419)891-6415).

                              PROSPECTUS SUMMARY

    The following is a summary only and should be read in light of the more detailed financial and other information incorporated by reference into this prospectus. The Company's current Annual Report on Form 10-K and Annual Report to Shareholders will be delivered with each Prospectus. Except as otherwise indicated, all financial information is presented on the basis of generally accepted accounting principles. Prospective investors are urged to read this Prospectus, and the documents incorporated by reference hereby, in its entirety. See "Certain Risk Factors" for a discussion of certain factors that should be considered by prospective investors in the Debentures offered hereby.

  This Prospectus and all documents incorporated by reference contain various "forward-looking statements" that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including but not limited to those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following factors could cause actual results to differ materially from historical results or those anticipated: weather; supply and demand of commodities including grains, fertilizer and other basic raw materials; market prices for grains and the potential for increased margin requirements; regulatory agency review of grain contracts; competition; economic conditions; risks associated with acquisitions; competition in its retail stores' markets; interest rates; and income taxes.

                                  THE COMPANY

  The Andersons, Inc. (the "Company") is a diversified company operating in three segments. The Agriculture Group engages in grain merchandising, the operation of terminal grain elevator facilities, distribution of agricultural fertilizer and the operation of retail farm centers. The Processing and Manufacturing Group includes production and distribution of lawn fertilizer and corn cob products, railcar leasing and repair, as well as several smaller businesses. The Retail Group operates six stores and a distribution center. Together with its predecessor partnerships ("The Andersons"), the Company has been in existence since 1947 and has offered debentures under similar terms to this offering for many years. The principal administrative offices of the Company are located at 480 West Dussel Drive, Maumee, Ohio 43537. The general telephone number is (419) 893-5050.

                                 THE OFFERING

Securities         $5,000,000 principal amount 7.7 % Ten-Year Debentures.
                   $5,000,000 principal amount 7.0 % Five-Year Debentures.
                   Offered directly by the Company.  Subject to a $1,000
                      minimum principal amount requirement.
Redemption         Redeemable at maturity or at the option of the Company for principal plus accrued interest.
Use of Proceeds    Payment of current maturities of long-term debt, add
                      to working capital and general corporate purposes.

     RATIO OF EARNINGS TO FIXED CHARGES AND SUMMARY FINANCIAL INFORMATION
                       (In thousands, except for ratio)

                                  Year Ended December 31

                           1997       1996        1995       1994      1993
Operating Results
 Total sales and         $998,845  $1,154,956  $1,097,730  $971,638  $800,345
   revenues
 Gross profit             147,688     159,231     153,554   149,364   130,253
 Operating,
  administrative and      131,818     133,637     129,210   125,472   112,768
  general expense
 Interest expense           8,494      13,703      14,019     8,395     6,168
 Net income (a)             4,074       6,406       6,273     9,285     6,986
Ratio of earnings to
  fixed charges              1.62        1.77        1.63      2.45      2.29
Balance Sheet Data
  Total assets            368,244     346,591     455,518   344,809   360,586
  Working capital          53,595      61,649      58,897    57,623    47,795
  Long-term debt           65,709      68,568      74,139    71,217    52,259
  Owners' equity           72,201      73,249      67,260    64,870    56,256

(a) Includes pro forma income taxes of $3.9 million, $5.9 million and $4.1 million for 1995, 1994, and 1993, respectively. Income taxes for 1996 includes a charge of $812 thousand to establish deferred income taxes on the assets and liabilities of The Andersons (predecessor partnership). See Note 1 to the consolidated financial statements of the Company.

                             CERTAIN RISK FACTORS

  Prospective purchasers should consider carefully, in addition to the other information contained in this Prospectus, the following factors before purchasing the Debentures offered hereby.

Seasonality; Weather Conditions

  The Company operates in three primary segments; Agriculture, Processing and Manufacturing, and Retail. The Agriculture Group's success is highly dependent on the weather in the eastern corn belt (Ohio, Michigan, Indiana and Illinois), primarily during the spring planting season through the summer (wheat) and fall (corn and soybean) harvests. The Group is a merchandiser of grain and a supplier of agricultural inputs and services.

  The Processing and Manufacturing Group's lawn fertilizer division, which manufactures and distributes lawn fertilizer for home and professional use, is also seasonal with the majority of its sales occurring in the first and second quarter. Poor weather conditions during the spring adversely affect consumer purchases of do-it-yourself lawn care products. The Retail Group's business is seasonal with a majority of sales generated in the second and fourth quarters during the spring and Christmas seasons.

Agribusiness Industry

  The Company hedges its grain inventories and contracts in order to limit its exposure to changing prices. This hedging program includes the use of derivative commodity contracts on the Chicago Board of Trade and requires the Company to maintain significant short-term lines of credit with several banks.

  Unfavorable weather conditions, as well as other forces affecting the supply and demand of grain, expose the Company to liquidity pressures due to rapidly rising futures market prices. This occurred in 1995 and 1996 and the Company responded by implementing additional monitoring mechanisms over its hedging programs, limiting its purchasing programs, implementing measures to limit margin requirements and arranging for additional lines of credit. Although the futures market has returned to more normal price levels, the Company continues to monitor market prices and margin requirements and is prepared to take steps to limit margin requirements if necessary.

Government Policy

  The agribusiness industry is affected from time to time by government agricultural policies. Government-sponsored price supports and acreage set-aside programs are two examples of policies that may affect the Company's business. There can be no assurance that government policies will not change from time to time in a manner adverse to the Company's business.

  In addition, several of the Company's business activities are subject to U.S. environmental regulations. The Company is involved in the manufacture, handling, transportation, storage and disposal of materials that are or may be classified as hazardous by applicable laws and regulations. While the Company endeavors to comply in all material respects with applicable environmental, safety and health regulations, there can be no assurance that existing environmental regulations will not be revised or that new regulations will not be adopted or become applicable that may have a material adverse effect on the Company's business or financial condition.

Grain Purchase Contracts

  The Company's grain purchasing program relies on forward purchase contracts with producers to generate a significant percentage of the grain it handles. Forward purchase contracts take many forms and include hybrid cash contracts (commonly referred to as "Hedged To-Arrive" or "HTA" contracts). These contracts were developed by grain elevators and merchants in response to perceived interest by producers in more pricing flexibility and risk management tools. With the price escalation that occurred in the commodity markets, most cash contracts held by producers in 1996 were negatively affected. Hybrid cash contracts, while only a subset of forward purchase contracts used by the Company and the industry as a whole, received publicity as they have a higher level of risk and are impacted to a higher degree by futures price escalation.

  Poor crop conditions and exceptionally high market prices in the 1995 and 1996 harvests in the Company's drawing areas resulted in defaults by some producers on their sale contracts to the Company through non-delivery of grain and non-payment of related accounts receivable. The Company established reserves for producer defaults and continues to work with producers toward resolution. There are cases in arbitration with the National Grain and Feed Association and in several cases, the Company has received favorable arbitration awards which it is now working to collect. The Company continues to monitor current producer contracts for potential defaults and non-delivery.

  The Company is also monitoring industry-wide litigation and public comment by regulatory agencies on this issue. The Commodity Futures Trading Commission is investigating industry contracting practices including those of the Company.

Competition

  The markets for the Company's products are highly competitive. In the agribusiness industry the Company competes with other grain merchandisers, grain processors and end-users for the purchase of grain, as well as with other grain merchandisers, private elevator operators and cooperatives for the sale of grain. While the Company has substantial market share in the eastern corn belt, many of its competitors are significantly larger and compete in wider markets. The Company has recently signed a letter of intent to create a marketing agreement with a very large competitor/customer in its Toledo, Ohio market area. In its fertilizer business, the Company competes with regional cooperatives, manufacturers, wholesalers and multi-state retail/wholesale chain store organizations. Many of these competitors also have considerably larger resources than the Company.

  The Company's retail business is highly competitive. The Company competes with a variety of retailers, primarily mass merchandisers and do-it-yourself home centers in its three markets. Some of these competitors are larger than the Company and operate more stores in a wider geographical area.

  The Company's processing and manufacturing group competes with other manufacturers of lawn fertilizer and corn-cob processors. Competition in the railcar marketing business is with financing organizations, railcar manufacturers and railroads.

Absence of Public Market for Debentures; Effect of Interest Rate Changes

  The Company does not intend to list the Debentures on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Company does not expect any trading market to develop. Accordingly, no assurance can be given that any market will develop for the Debentures. If a holder of the Debentures desires to sell, there can be no assurances given that a willing buyer could be found or at what price they might be sold. In addition, increases in general interest rates would adversely affect any market that may develop. See "Description of Debentures".

Subordinated Obligations; Additional Leverage not Restricted

  The Company's obligations under the Indenture are subordinate and junior in right of payment to all senior indebtedness of the Company. The Debentures are of equal rank with other debenture bonds of the Company due through 2007 at interest rates ranging from 6.5% to 8.7%. The Indenture does not limit the Company's ability to incur additional indebtedness or issue other securities which would be senior to the Debentures. See "Description of Debentures".

Call Feature of the Debentures

  The Debentures are redeemable at maturity by the holder for principal plus accrued interest. The Company has the option to call the Debentures at any time, paying principal plus interest at the date that they are called, and, in fact, has done that occasionally. No assurances can be given that the Debentures will not be called prior to their maturity date. A holder of the Debentures has no option to require the company to purchase their Debentures. See "Description of Debentures".

Absence of Debenture Rating

  The Debentures have not been rated by an independent rating organization. The Company has no plans to seek an independent rating at this time.

                                USE OF PROCEEDS

  The offering is not underwritten and no assurance can be given as to the amount of proceeds that may be realized by the Company from this offering or when any such proceeds may be received. The net proceeds from the sale of the Debentures that will be received, will be used for the payment of current maturities of long-term debt as scheduled. Following are the current maturities as of March 31, 1998 (in thousands):

Debenture bonds, due 1998 and 1999, interest rates ranging
   from 6.5% to 8.7%                                              $   3,435
Note payable, due quarterly with balance due in 2004, interest        1,592
   rate 7.8%
Note payable, variable rate (6.43% at March 31, 1998 payable          1,345
   quarterly with balance due in 2002)
Industrial development revenue bonds:
  Due 1999 with annual sinking fund payment, interest rate 6.5%       1,000
  Due 2004 with annual payments, variable rate (5.70% at March          881
     31, 1998)
Other                                                                   133
                     Total                                           $8,386

  Through March 31, 1998, $3.8 million of bonds have been sold under this offering. Proceeds received from the sale of the remaining Debentures will be used first to retire the previously issued Debentures maturing in 1998. This represents $2 million of the $3.4 million noted above. Secondly, proceeds may be used to make the quarterly payments on the notes payable for the remainder of 1998 ($2.2 million). Any additional proceeds will be used to pay the current maturities of the Industrial Development Revenue Bonds.

  The Company expects to fund the balance of its current maturities of long-term debt through cash provided by operations or, if adequate cash is not generated from operations, through borrowings on the Company's various lines of credit. The Company has available short-term lines of credit totaling $250 million, used primarily to finance working capital, and a long-term revolving line of credit of $40 million. At March 31, 1998, a total of $75.3 million was drawn on the available short-term lines of credit and $20 million was drawn on the long-term line of credit. The offering is not conditioned upon the sale of any minimum amount of Debentures.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company in thousands, as of March 31, 1998. No effect has been given in the table below to the receipt of any additional proceeds from the offering described herein, since the amount of proceeds and when the proceeds will be received is uncertain.

Long-term debt:
  Notes payable                                           $39,717
  Debenture bonds                                          16,330
  Industrial development revenue bonds                      8,689
  Other                                                       378
     Total long-term debt                                  65,114

Minority interest                                             606
Shareholders' equity:
  Common shares                                                84
  Additional paid-in capital                               66,663
  Retained earnings                                         8,732
  Treasury stock                                           (4,008)
     Total shareholders' equity                            71,471
          Total capitalization                           $137,191

  See Notes 6, 7, and 10 to the Consolidated Financial Statements for additional information as to the lines of credit, long-term debt, leases and related commitments of the Company.

                           DESCRIPTION OF DEBENTURES

  The Debentures offered hereby are to be issued under an Indenture, dated as of October 1, 1985, as supplemented by a Fifteenth Supplemental Indenture, dated as of January 2, 1996, between the Company (previous Supplemental Indentures were with the Partnership) and Fifth Third Bank, as Trustee (the "Trustee"). Under the Fifteenth Supplemental Indenture the current successor Company assumed all Partnership obligations under the Indenture, including the payment of principal and interest on the previously issued debentures. Except for the rate of interest and years to maturity, the terms and conditions of the Debentures, including all debentures previously issued under the Indenture, are identical. The following summaries of certain provisions of the Indenture are not complete definitions and are subject to and qualified by reference to all the provisions of and definitions in the Indenture, a copy of which is filed as an exhibit to the Registration Statement. Wherever particular Sections or defined terms of the Indenture are referred to, it is intended that such Sections or defined terms shall be incorporated herein by reference.

General

  The Debentures are not limited in principal amount by the Indenture either in the aggregate or as to any series. The Debentures will be unsecured direct obligations of the Company and any successor entities. In this connection, the Indenture provides that the Company shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any corporation or other entity or person, unless the successor expressly assumes, by a supplemental indenture, the due and punctual payment of the principal of, and interest on, all outstanding debentures issued under the Indenture, including the Debentures. Due and punctual payments of principal and interest were assumed by the Company on all of the outstanding debentures of the Partnership as part of the Fifteenth Supplemental Indenture and the merger.

  Although it has no present plans, understandings or arrangements, the Company may in the future, in order to meet capital requirements, issue unsecured debt, which by its terms would be senior to the Debentures. Upon any insolvency or bankruptcy proceedings, or any other receivership, liquidation, reorganization or similar proceedings, the holders of any such senior debt, or of any secured debt of the Company would be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment of principal or interest on the Debentures. The Indenture contains no restriction against the issuance by the Company of additional indebtedness, including unsecured debt senior to the Debentures, or secured debt. The Debentures are of equal rank with other debenture bonds of the Company due through 2008 at interest rates ranging from 6.5% to 8.7%. See
Note 7 of the Notes to the Consolidated Financial Statements with respect to the Company's secured borrowings.

  The Indenture contains no minimum working capital, current ratio or other such requirements, or any protective provisions in the event of a highly leveraged transaction. No such transactions are contemplated.

  The Debentures will be issued as of the first of the month next following the month in which payment for the Debentures is received by the Company. The Debentures offered hereby will be due five years or ten years from their Original Issue Date, subject to the right of the Company to redeem the Debentures at any time by payment of the principal amount plus accrued interest to the date of redemption (Section 1101) and will bear interest at the rate per annum shown on the front cover of this Prospectus, payable annually, commencing one year from their Original Issue Date, to the holder of record at the close of business on the fifteenth day next preceding the Interest Payment Date. (Section 301.) Principal and interest will be payable, and the Debentures will be transferable, at the office of the Registrar, Transfer Agent and Paying Agent, Fifth Third Bank, Corporate Trust Services, Mail Drop 1090D2, 38 Fountain Square Plaza, Cincinnati, Ohio, 45263, provided that any payment of interest or principal may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears on the Debenture Register. (Sections 301 and 307.)

  The Debentures will be issued only in fully registered form without coupons in denominations of $1,000 or any multiple thereof. (Section 302.) No service charge will be made for any transfer or exchange of Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305.) The debentures do not carry a CUSIP number.

  Debentures may be issued in series from time to time upon the written order of the Company in such aggregate principal amount as is authorized by the Board of Directors of the Company. (Section 311.) The Debentures do not provide for any sinking fund.

Modification and Waiver

  Modification and amendment of the Indenture may be made by the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Debentures, and, in case one or more but less than all the series of Debentures issued under the Indenture are so affected, of at least 66 2/3% in principal amount of the Debentures of each series affected thereby consenting as a separate class. No such modification or amendment may, without the consent of the holder of each Debenture affected thereby, (a) change the stated maturity date of the principal of, or any installment of interest on, any Debenture; (b) reduce the principal amount of, or the interest on, any Debenture; (c) change the place or currency of payment of principal or interest on any Debenture; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debenture; (e) reduce the above-stated percentage of holders of Debentures necessary to modify or amend the Indenture; or (f) modify the foregoing requirements or reduce the percentage of outstanding Debentures necessary to waive any past default to less than a majority. The holders of 66 2/3% in principal amount of the outstanding Debentures may waive compliance by the Company with certain restrictions. (Sections 902 and 1006.)

Events of Default

  The following will be events of default: (a) failure to pay principal when due; (b) failure to pay any interest when due, continued for 30 days; (c) failure to perform any other covenant of the Company, continued for 60 days after written notice; and (d) certain events in bankruptcy, insolvency or reorganization. The Trustee may withhold notice to the holders of Debentures of any default (except in the payment of principal or interest) on the Debentures if it considers such withholding to be in the interests of the holders. (Section 501 and 602.)

  If a default shall happen and be continuing, either the Trustee or the holders of at least 25% in principal amount of the Debentures may accelerate the maturity of all outstanding Debentures, and prior to acceleration of maturity of the Debentures, the holders of a majority in principal amount may waive any past interest. The holders of a majority in principal amount of the outstanding Debentures may waive a default resulting in acceleration of the Debentures, but only if all defaults have been remedied and all payments due (other than by acceleration) have been made. (Sections 502 and 513.)

  Each holder of a Debenture has the unconditional right to receive the payment of principal and interest when due and to institute suit for the enforcement of such payment. (Section 508.)

The Trustee

  Subject to provisions relating to its duties in the case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless such holders have offered to the Trustee reasonable indemnity. (Section 603.) Subject to such provisions for indemnification, the holders of a majority in principal amount of the outstanding Debentures will be entitled to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. (Section 512.)

  The Company is required to furnish to the Trustee annually a statement as to performance or fulfillment of covenants, agreements or conditions in the Indenture and as to the absence of default. (Section 1004.)

                             PLAN OF DISTRIBUTION

  This offering of Debentures is not underwritten. There can be no assurance that any minimum amount of Debentures will be sold pursuant to the offering contemplated hereby. The Debentures are being sold by the Company for its own account and no commissions or remuneration will be paid for any selling activities in connection with the sale of the Debentures contemplated hereby.

                                 LEGAL MATTERS

  The legality of the Debentures offered hereby and matters with respect to Ohio law have been passed on by Beverly J. McBride, Esq., Vice President, General Counsel and Secretary of the Company. Beverly J. McBride holds 39,099 common shares of the Company as well as options to purchase an additional 8,960 common shares.

                                    EXPERTS

  The consolidated financial statements of The Andersons, Inc., incorporated by reference in The Andersons, Inc.'s Annual Report (Form 10K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
              __________________________________________________

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the Debentures to which it relates or an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that information contained herein is correct at any time subsequent to its date. The Registrant will comply with its obligations under applicable securities laws to file and deliver any necessary supplement to this prospectus.